SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

USANA Health Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90328M107

(CUSIP Number)

Dr. Myron W. Wentz
c/o USANA Health Sciences, Inc.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Gull Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,985,614
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,985,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,985,614
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION St. Kitts & Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,985,614
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,985,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,985,614
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON IN

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Explanatory Note:

This Amendment No. 4 (this “Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 by Myron W. Wentz (“Dr. Wentz”) and certain other reporting persons named therein, and amended by Amendment No. 1 thereto filed on May 22, 2018, Amendment No. 2 thereto filed on June 1, 2018, and Amendment No. 3 thereto filed on August 7, 2018 by Dr. Wentz and Gull Global Limited (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Shares” or “Common Stock”), of USANA Health Sciences, Inc., a Utah corporation. This Amendment No. 4 reflects changes to items 4, 5 and 7 of the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The Reporting Persons sold an aggregate of 220,000 Shares between August 7 and October 1, 2018, for aggregate gross proceeds of $28,339,633.54 for liquidity purposes.”

Item 5.	Interest in Securities of the Issuer.

(a)       Gull Global is the beneficial owner of 9,985,614 Shares, constituting approximately 41.2% of the outstanding Shares, based on 24,254,846 Shares outstanding as of August 3, 2018 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 8, 2018. Dr. Wentz is deemed to be the beneficial owner of the 9,985,614 Shares, constituting approximately 41.2% of the outstanding Shares, held by Gull Global.

(b)       The Reporting Persons share the power to vote or direct the vote of the Shares beneficially owned by them, and the power to dispose of or direct the disposition of such Shares.

(c)       The following table describes all transactions in the Common Stock by the Reporting Persons that were effected since the most recent filing of Schedule 13D by Amendment No. 3 on August 7, 2018. To the best of the Reporting Persons’ knowledge, no person named in Item 2 of the Schedule 13D has effected any other transactions in the Common Stock since the filing of Amendment No. 3 on August 7, 2018.

Date of Transaction (1)	Number of Shares	Price per Share (2)	Price Range
8/8/2018	50,000	$131.05	-
8/9/2018	40,000	$131.00	-
8/21/2018	60,000	$131.35	-
9/4/2018	6,783	$127.06	$126.60 to $127.55
9/4/2018	4,945	$128.11	$127.60 to $128.55
9/4/2018	6,179	$129.15	$128.60 to $129.55
9/4/2018	2,026	$129.97	$129.60 to $130.35
9/5/2018	8,896	$125.39	$124.85 to $125.80
9/5/2018	5,483	$125.95	$125.85 to $126.20
9/6/2018	1,835	$123.28	$122.85 to $123.75
9/6/2018	2,627	$124.42	$123.85 to $124.80
9/6/2018	1,226	$125.41	$124.85 to $125.80
10/1/2018	22,395	$119.66	$119.44 to $120.40

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Date of Transaction (1)	Number of Shares	Price per Share (2)	Price Range
10/1/2018	7,605	$120.55	$120.44 to $120.68

(1)	The shares were held directly by Gull Global. All transactions appearing on the table were open market sales.

(2)	In certain cases the indicated price is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of Shares purchased or sold at each separate price.

(d)       Not applicable.

(e)        Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding reference to the following exhibits filed with this Amendment No. 4:

Exhibit 1 Joint Filing Agreement

Exhibit 2 Power of Attorney

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2018

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 4 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 1, 2018

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

Exhibit 2

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints each of Valarie A. Hing and Raymond T. Hum, each of Curtis, Mallet-Prevost, Colt & Mosle LLP (“Curtis”), signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)               execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of, and/or beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of more than 10% of the common stock or other securities issued by, USANA Health Sciences, Inc., a Utah corporation (the “Company”), Forms 3, 4, and 5, in accordance with Section 16(a) of the Exchange Act and the rules thereunder, Form 144, in accordance with Rule 144 under the Exchange Act, Schedule 13D and 13G, in accordance with Sections 13(d) and 13(g) of the Exchange Act and the rules thereunder, Form 13H, in accordance with Section 13(h) of the Exchange Act and the rules thereunder, and any required amendments to any of the foregoing, and any other forms, schedules or reports the undersigned may be required to file in connection with the undersigned’s beneficial ownership, acquisition, or disposition of securities of the Company; and

(2)               do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete, execute and timely file with the U.S. Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority any such form, schedule or report, including preparing, executing in the undersigned’s name and on the undersigned’s behalf, and submitting to the SEC, Form ID (including amendments thereto), and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to electronically file such forms and schedules.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, and hereby ratifies and confirms all that each such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company nor is Curtis assuming, and this Power of Attorney is not relieving the undersigned of: (i) any of the undersigned’s responsibilities to comply with any requirements of Section 13 or Section 16 of the Exchange Act, Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), or any other provision of the Exchange Act or the Securities Act or any rules under the Exchange Act or the Securities Act; (ii) any obligations or liabilities of the undersigned for any failure to comply with any of such requirements; or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act.

This Power of Attorney authorizes, but does not require, each of the foregoing attorneys-in-fact to act in his or her discretion on information provided to him or her (whether in writing or orally, and whether directly by the undersigned or by such undersigned’s other agents or representatives), without independent verification of such information, and the undersigned agrees that each such attorney-in-fact may rely entirely on information so provided, without any independent verification or investigation. The undersigned agrees to jointly and severally indemnify and hold harmless Curtis and each such attorney-in-fact against, and reimburse Curtis and each such attorney-in-fact on demand for, any losses, claims, damages and liabilities (or actions in these respects) that arise out of or are based on any untrue statement or omission of necessary facts in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering and filing any forms or reports pursuant to this Power of Attorney, and all costs and expenses incurred by any of them in connection with investigating or defending against any such loss, claim, damage, liability or action, including any legal fees and expenses reasonably incurred (which may include fees and expenses of counsel who are partners or employees of Curtis).

The undersigned further hereby agrees that the attorneys-in-fact shall not be liable for any error of judgment or for any act reasonably done or step reasonably taken or omitted in good faith, and agrees to jointly and severally indemnify and hold harmless Curtis and each such attorney-in-fact against, and reimburse Curtis and each such attorney-in-fact on demand for, any and all further losses, claims, damages and liabilities (or actions in these respects) asserted by any person relating to or arising out of, or as a consequence of, any such action or omission hereunder, and all costs and expenses incurred by any of them in connection with investigating or defending against any such loss, claim, damage, liability or action, including any legal fees and expenses reasonably incurred (which may include fees and expenses of counsel who are partners or employees of Curtis).

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedule 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact, provided that, as to any attorney-in-fact individually, if such attorney-in-fact ceases to be a partner or employee of Curtis, this Power of Attorney shall be automatically revoked as to such attorney-in-fact immediately upon such cessation, without any further action on the part of the undersigned.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25 day of June, 2018.

Gull Global Limited

By:	/s/ Selwyn Richardson
Name:	Authorized Signatory for and on behalf of Baraterre Limited
Title:	Director

By:	/s/ Steven L. McKinney
Name:	Authorized Signatory for and on behalf of Tarpumbay Limited
Title:	Director

MYRON W. WENTZ

/s/ Myron W. Wentz
Myron W. Wentz